Exhibit 99-1

Mega Matrix Inc.

Announces Results of its Annual General Meeting

SINGAPORE, June 25, 2026 (PRNEWSWIRE) -- Mega Matrix Inc. (NYSE American: MPU or “Company”) today announced the results of its 2026 Annual General Meeting, which was held on June 22, 2026 virtually.

At the Annual General Meeting, the Company’s shareholders:

(1)	approved a proposal, as an ordinary resolution, to elect four (4) persons to the board of directors of the Company, each to serve until the next annual general meeting of shareholders of the Company or until such person shall resign, be removed or otherwise leave office;

(2)	approved a proposal, as an ordinary resolution, that the consolidation of all the Company’s Class A ordinary Shares, Class B ordinary Shares and Class C ordinary Shares, par value USD 0.001 each, whether issued or unissued (collectively, the “Shares”), be consolidated on the basis of twenty (20) Shares into one (1) Share, or such lesser whole-share ratio as the Board of Directors may determine, provided that the ratio shall not be less than three (3) Shares into one (1) Share (the “Share Consolidation”), with the consolidated Shares having the same rights and being subject to the same restrictions (other than the change in par value) as the existing Shares of the relevant class under the Company’s then-existing memorandum and articles of association, and with such Share Consolidation to be conditional upon approval by the Board and shall take effect on such date as the Board may determine in its sole discretion;

(3)	approved a proposal, as a special resolution, that the adoption of an amended and restated memorandum and articles of association, to take effect immediately following the Share Consolidation, in substitution for and to the exclusion of the Company’s then existing memorandum and articles of association, to reflect the Share Consolidation upon its effectiveness; and

(4)	approved a proposal, as an ordinary resolution, that the appointment of Audit Alliance LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2026, be approved and ratified.

About Mega Matrix Inc.: Mega Matrix Inc. (NYSE American: MPU) is a holding company and operates FlexTV, a short-video streaming platform and producer of short dramas, through Yuder Pte, Ltd., an indirect wholly owned subsidiary of the Company. Mega Matrix Inc. is a Cayman Islands corporation headquartered in Singapore. For more information, please contact info@megamatrix.io or visit: http://www.megamatrix.io.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose," and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand its main business; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company's profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors. The forward-looking statements in this press release and the Company's future results of operations are subject to additional risks and uncertainties set forth under the heading "Risk Factors" in documents filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company's latest annual report on Form 20-F, filed with the SEC on April 16, 2026, as further amended on April 27, 2026, and are based on information available to the Company on the date hereof. In addition, such risks and uncertainties include the Company's inability to predict or control bankruptcy proceedings and the uncertainties surrounding the ability to generate cash proceeds through the sale or other monetization of the Company's assets. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Disclosure Channels

We announce material information about the Company and its services and for complying with our disclosure obligation under Regulation FD via the following social media channels:

X (f/k/a Twitter):	twitter.com/MegaMatrixMPU
Facebook:	facebook.com/megamatrixmpu facebook.com/flextvus
LinkedIn:	linkedin.com/company/megamatrixmpu
TikTok:	tiktok.com/@flextv_english
YouTube:	youtube.com/@FlexTV_English

The Company will also use its landing page on its corporate website (www.megamatrix.io) to host social media disclosures and/or links to/from such disclosures. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our website, press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our website.

For inquiries, please contact: Info@megamatrix.io